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Exhibit 4.1   Certificate of Common Stock

     Form of Stock Certificate for Community Independent Bank, Inc. Common Stock, Par Value $5, Specimen:

     This certifies that ______________________ is the owner of

           Fully paid and non-assessable shares of Common Stock of the Par Value of Five Dollars ($5.00) per share of Community Independent Bank, Inc., transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Corporation will furnish to any shareholder, upon request and without charge, a full or summary statement of the designations, preferences, limitation, and relative rights of the shares of each class authorized to be issued, and the variations in the relative rights and preferences between the shares of each series of preferred stock so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series of preferred stock. This Certificate and the shares represented hereby are subject to all of the provisions of the Articles of Incorporation and the By-Laws of the Corporation, as amended from time to time, including, but not limited to, provisions limiting voting rights. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

           WITNESS the facsimile signatures of the duly authorized officers and the facsimile corporate seal of the Corporation.


     Dated


     [CORPORATE SEAL APPEARS HERE]

          /s/ Linda Strohmenger        /s/ Arlan J. Werst
                 Secretary                   President